Vanguard Specialized Funds
                                  P.O. Box 2600
                             Valley Forge, PA 19482
                                 (610) 669-1000

                               September 22, 2004

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention:  Ruth Sanders, Senior Counsel

         RE:      VANGUARD SPECIALIZED FUNDS
                  File No. 2-88116


Dear Ms. Sanders:

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Vanguard Specialized Funds (the "Trust") request the withdrawal of a post-effective amendment that was inadvertently filed on September 21, 2004 pursuant to rule 485(b) (the "Amendment"). The Amendment's EDGAR accession number is 0000932471-04-001046. The Trust requests the withdrawal of the Amendment on the grounds that the filing was made pursuant to rule 485(b) rather than 485(a). Immediately after making the inadvertent filing pursuant to 485(b), we re-filed the same document pursuant to 485(a). Note that we are not requesting the withdrawal of Post-Effective Amendment 49 that was made pursuant to rule 485(a).

     Please direct any communications concerning this filing to the undersigned.

Sincerely,


Christopher A. Wightman
Assistant Secretary


cc:  Christian Sandoe, Esq.